       1                                         File Number 70-8739

SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Amendment No. 1
to
FORM U-1


DECLARATION UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

By

CONSOLIDATED NATURAL GAS COMPANY
CNG Tower
625 Liberty Avenue
Pittsburgh, Pennsylvania  15222-3199


Names and addresses of agents for service:

			D. M. WESTFALL, Senior Vice President
			   and Chief Financial Officer
			Consolidated Natural Gas Company
			CNG Tower
			625 Liberty Avenue
			Pittsburgh, Pennsylvania  15222-3199

			N. F. CHANDLER, General Attorney
			Consolidated Natural Gas Service Company, Inc.
			CNG Tower
			625 Liberty Avenue
			Pittsburgh, Pennsylvania 15222-3199



			With a copy to:

			GARY W. WOLF, Esq.
			Cahill Gordon & Reindel
			Eighty Pine Street
			New York, NY  10005

                                                        File Number 70-8739


SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

Amendment No. 1
to
FORM U-1

DECLARATION UNDER THE
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

	Consolidated Natural Gas Company hereby amends its declaration under the above file number as follows:


Item 1.  Description of Proposed Transaction
         ___________________________________

	The following is inserted at the end of the response under this Item:


"RULE 53 SATISFIED

	Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

	Fifty percent of Consolidated's retained earnings as of September 30, 1995 was $634,048,000; Consolidated's aggregate investment (as defined in Rule 53(a)(l)(i)) in EWGs is estimated to be approximately $18,000,000, thereby satisfying Rule 53(a)(l). Consolidated does not own any interests in a FUCO. Consolidated and its subsidiaries maintain books and records to identify the investments in and earnings from its EWGs in which they directly or indirectly hold an interest, thereby satisfying Rule 53(a)(2). In addition, the books and records of each such entity are kept in conformity with United States generally accepted accounting principles ("GAAP"), the financial statements are prepared according to GAAP, and Consolidated undertakes to provide the SEC access to such books and records and financial statements as it may request. Employees of Consolidated's domestic public-utility companies do not render services, directly or indirectly, to the EWGs in the Consolidated System, thereby satisfying Rule 53(a)(3). Consolidated, in connection with any Form U-1 seeking approval of EWG financing, has submitted copies of the documents described in Rule 53(a)(4) with every federal, state or local regulation having jurisdiction over the retail rates of the public-utility companies in the CNG System. Rule 53(a)(4) is correspondingly satisfied.
	None of the conditions described in Rule 53(b) exist with respect to Consolidated, thereby satisfying Rule 53(b) and making Rule 53(c) inapplicable."

Item 6.  Exhibits and Financial Statements
         _________________________________

	The following exhibit is made a part of this statement:


	(a)  Exhibits
	     ________

		F-1	Opinion of counsel.


SIGNATURES
__________

	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

					        CONSOLIDATED NATURAL GAS COMPANY



					        By  D. M. Westfall
					            Senior Vice President and
					            Chief Financial Officer


Date:  December 15, 1995